UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TAL EDUCATION GROUP

(Name of Issuer)
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Class A Common Shares, par value US$0.001 per share
(Title of Class of Securities)
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874080104


(CUSIP Number)
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December 31, 2020
Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons and I.R.S. Identification No.

UBS Group AG (for the benefit and on behalf of the UBS
Asset Management division of UBS Group AG (see Item 7)

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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Switzerland
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Number of       5.  Sole Voting Power 	      15,633,269*
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  18,917,074*




Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

18,917,074*

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10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
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11. Percent of Class Represented by Amount in Row 9

14.95%
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12. Type of Reporting Person

HC
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*Beneficial ownership represents number of Class A common shares owned upon conversion of American Depositary Shares. Each American Depositary Share represents two Class A common shares. The Reporting Person disclaims beneficial ownership of such securities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release
No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the UBS Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. This filing does not reflect securities, if any, beneficially owned by any other division of UBS.

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Cusip 874080104

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Item 1(a).  Name of Issuer:

TAL EDUCATION GROUP


Item 1(b).  Address of Issuer's Principal Executive Offices:

12/F, Danling SOHO
No. 6 Danling Street, Haidian District
Beijing 100080
People's Republic of China


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Item 2(a) Name of Persons Filing:
UBS Group AG

Item 2(b) Address of Principal Business Office or, if none,
Residence:

UBS Group AG's principal business office is:
Bahnhofstrasse 45
Zurich, Switzerland

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
American Depositary Shares, par value US$0.001 per share, each convertible into two Class A common shares, par value US$0.001, of the issuer.

Item 2(e) CUSIP Number:
H42097107


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Item 3.  Type of Person Filing:

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

/ / Broker or dealer registered under Section 15 of the Act;
/ / Bank as defined in Section 3(a)(6) of the Act;
/ / Insurance company as defined in Section 3(a)(19) of the Act; / / Investment company registered under Section 8 of the
	Investment Company Act of 1940;
/ / An investment adviser in accordance with Rule 13d-1(b)(1)
	(ii)(E);
/ / An employee benefit plan or endowment fund in accordance
	with Rule 13d-1(b)(1)(ii)(F);
/X/ A parent holding company or control person in accordance
	with Rule 13d-1(b)(1)(ii)(G);
/ / A savings association as defined in Section 3(b) of the
	Federal Deposit Insurance Act (12 U.S.C. 1813);
/ / A church plan that is excluded from the definition of an
	investment company under Section 3(c)(14) of the
	Investment Company Act of 1940;
/ / A non-U.S. institution in accordance with Rule 240.13d-1
	(b)(1)(ii)(J);
/ / Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
	If filing as a non-U.S. insititution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution.
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Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.

The amount of shares beneficially owned includes shares of common stock (CUSIP 874080104) issuable upon conversion of 2.50% convertible notes due 2019 (CUSIP 874080AB0) and 0.5% convertible notes due in 2026 (CUSIP G8663PAC2).

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Cusip 874080104

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Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by the UBS Asset Management division of UBS Group AG (UBS AM) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. To the best of our knowledge, no account holds more than 5 percent of the outstanding securities being reported in this filing.
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Identification:  UBS Asset Management (Americas) Inc.
Classification:  IA

In addition to UBS Group AG, the following UBS Asset Management affiliates and subsidiaries are part of the UBS Asset Management division included in this filing: UBS AG, UBS Asset Management (Americas) Inc., UBS Asset Management Trust Company, UBS Asset Management (Canada) Inc., UBS Asset Management (Australia) Ltd., UBS Asset Management
(Hong Kong) Limited, UBS Asset Management (Japan) Ltd., UBS Asset Management (Singapore) Ltd., UBS Asset Management (Taiwan) Ltd., UBS Asset Management (Deutschland) GmbH, UBS Asset Management (Italia) SGR SpA, UBS Asset Management
(UK) Ltd., UBS Asset Management Life Limited, UBS Hana Asset Management Co., Ltd., and UBS Asset Management France SA.

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Item 8

UBS AM is composed of wholly-owned subsidiaries and branches of UBS Group AG. UBS Group AG is reporting direct and indirect beneficial ownership of holdings. None of the reporting persons affirm the existence of a group within the meaning of Rule 13d-5(b)(1).

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Cusip H42097107

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Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2021


UBS Group AG


By:	/s/ Leesa D. Merrill
	Leesa D. Merrill
	pursuant to Power of Attorney, attached as Exhibit 1,
	for the UBS Asset Management division
	of UBS Group AG


By:	/s/ Barry J. Mullen
	Barry J. Mullen
	pursuant to Power of Attorney, attached as Exhibit 1,
	for the UBS Asset Management division
	of UBS Group AG

EXHIBIT INDEX

Exhibit Number		Exhibit Description

1			Power of Attorney
	        	dated as of Feburary 4, 2020

EXHIBIT 1

Power of Attorney

Each of the following persons is hereby appointed as agent and attorney-in-fact with power and authority to sign US Regulatory Filings, including Schedule 13G and Form 13F, on behalf of UBS Group AG, UBS AG, and their subsidiaries and affiliates in the UBS Asset Management division of UBS Group AG:

	Peter Gyr
	Michael Esposito
	Leesa D. Merrill
	Barry J. Mullen
	Frank F. Pluchino
	Christopher Smock
	Colleen E. Tonn

All prior powers of attorney relating to the subject matter of this Power of Attorney are hereby revoked.
This Power of Attorney is limited to the circumstances set forth herein. This Power of Attorney shall expire on 31 December 2020, but it may be revoked, in whole or in part, at any time prior to that date.
If a person identified above ceases to perform regulatory filing services for UBS Asset Management for any reason, this Power of Attorney shall be automatically revoked with respect to that person.
Nothing in this Power of Attorney is intended to limit the authority of any other persons to sign documents relating to the subject matter hereof to the extent permitted by UBS Group Policy or otherwise.

APPROVED:

Date:  As of 4 February 2020

/s/  Markus Miederhoff
Markus Miederhoff
UBS Asset Management
General Counsel
Group Managing Director



/s/  William Ferri
William Ferri
UBS Asset Management
Head of Americas
Group Managing Director